BANRO CORPORATION (the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation held on June 28, 2013

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual and special meeting of shareholders of the Corporation held on June 28, 2013 (the "Meeting"). With respect to the voting results report which had been filed by the Corporation on SEDAR on June 28, 2013, this report provides additional details to the said previous report with respect to items 2 ("Appointment of Auditors") and 3 ("Advance Notice By-Law") below.

The matters voted upon at the Meeting and the results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

	Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John A. Clarke	118,699,213	68.96%	53,426,424	31.04%
Maurice J. Colson	159,547,539	92.69%	12,578,098	7.31%
Peter N. Cowley	100,099,359	58.16%	72,026,278	41.85%
Peter V. Gundy	171,921,274	99.88%	204,363	0.12%
Arnold T. Kondrat	69,354,026	40.29%	102,771,311	59.71%
Richard J. Lachcik	67,531,959	39.23%	104,593,678	60.77%
Bernard R. van Rooyen	97,086,410	56.40%	75,039,227	43.60%

2. Appointment of Auditors

By resolution passed via a show of hands, Deloitte llp, Independent Registered Chartered Accountants and Licensed Public Accountant, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be fixed by the directors of the Corporation. The following are details of this vote reappointing Deloitte llp:

Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
187,009,483	99.98%	33,732	0.02%

3. Advance Notice By-Law

By resolution passed via a show of hands, shareholders confirmed the making of a by-law of the Corporation providing advance notice requirements for the nomination of directors of the Corporation, as described in the Corporation’s management information circular dated May 31, 2013. The following are details of this vote confirming the making of the said by-law:

Votes by Proxy
Votes For	% Votes For	Votes Against	% Votes Against
171,533,212	99.66%	592,425	0.34%